August 14, 2024

Albert Wong
Chief Executive Officer
Eastern International Ltd.
Suite 901-903, 9th Floor, Building #2, Qianwan Zhigu
Chuanhua Smart CenterScience and Technology City Block
Xiaoshan Economic and Technological Development Zone
Xiaoshan District, Hangzhou, Zhejiang Province, China 311231

       Re: Eastern International Ltd.
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted July 31, 2024
           CIK No. 0002013320
Dear Albert Wong:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 24, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1
Risk Factors
Risks Related to Our Business, page 12

1. We note your response to prior comment 1 and reissue it in part. Please revise your risk factor on page 28 to state, as in this section, that Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States and that, as a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.
 August 14, 2024
Page 2

General

2. We note the changes made to your disclosure appearing on the cover page, Prospectus
       Summary, and Risk Factor sections relating to the legal and operational risks associated with operating in China. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on June 12, 2024, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample
       Letters to China-Based Companies sought specific disclosure relating to the risk that the
       PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you
       that, pursuant to federal securities rules, the term    control
(including the terms
          controlling,       controlled by,    and    under common control with
  ) as defined in Securities
       Act Rule 405 means    the possession, direct or indirect, of the power
to direct or cause the
       direction of the management and policies of a person, whether through the ownership of
       voting securities, by contract, or otherwise.    The Sample Letters also
sought specific
       disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of June 12,
       2024.
        Please contact Myra Moosariparambil at 202-551-3796 or Shannon Buskirk at 202-551-
3717 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Liz Packebusch at 202-551-8749
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Jeffrey Li